Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 21, 2021

British EO Charging Expands Into the U.S. Market

November 13, 2021 – 7:44p.m.

UK-based EO Charging has announced its expansion into North America and is looking to select the site for its North American office, set to open in early 2022. The new division will deliver EO’s complete fleet charging system throughout the Americas, as well as “additional offerings”, so the company.

EO Charging further points to its experience in delivering EV fleet charging solutions at scale in the EU and UK for fleets like Amazon, DHL, Uber and Tesco, which would “prove invaluable for similar global operators on the opposite side of the Atlantic.”

The company plans to focus on electrifying car, van, truck and bus fleets in the US and added they had already secured a pilot demonstration project in California for an unnamed global logistics leader.

“It’s no longer a question of whether fleets should electrify, but rather a question of how and when,” said Charlie Jardine, EO CEO and Founder, also referring to the trillion-dollar infrastructure deal the Biden administration managed to get through both houses recently.

Manning the new US office will be two new executives, which Jardine both described as industry experts. Active in e-mobility since 2009, Tim Weaver has worked with multiple EV manufacturers and suppliers and within the fleet industry. EO in the statement also points to Weaver having secured over $300 million in incentive funds and his activity in public policy.

Austin Hausmann has developed and commercialized over 15 EV platforms for the US market and overseen the design and development of the hardware and software solutions required for adoption, so EO. The company adds Hausmann has also been responsible for projects with the US Departments of Defense and Energy. According to his LinkedIn profile, which also saw him work for Chanje, he now acts as President, Americas for EO Charging – a title he appears to be sharing with Weaver.

“We look forward to building on our new U.S. team’s deep experience with many of the world’s largest fleets, as well as key infrastructure partners, in deploying electric vehicles and charging solutions,” said Jardine when welcoming the new team.

EO Charging, founded in 2014, claims its revenues tripled while the headcount doubled in 2020. Growth also came through deals with major clients such as Amazon, DHL, Go-Ahead, Tesco and Uber, and EO is getting ready to be listed on NASDAQ via SPAC deal, possibly in 2022.

Forward Looking Statements

The information in this post includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this post, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this post, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this post.

FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this post are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this post, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this post is not incorporated by reference into, and is not a part of, this post.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

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